Exhibit 99.1

Borr Drilling Limited – Announces Pricing of Additional Senior Secured Notes Offering

Hamilton, Bermuda, December 9, 2025 – Borr Drilling Limited (NYSE: BORR) (the “Company”) announced today that its wholly owned subsidiary Borr IHC Limited and certain other subsidiaries have priced an offering of additional 10.375% senior secured notes due 2030 (the “Additional Notes”) for gross proceeds of approximately $165 million.

The Additional Notes will have the same terms and conditions as the existing senior secured notes due 2030.

The Company plans to use the proceeds from the Additional Notes offering, together with the proceeds from its previously announced equity offering, seller financing and, if necessary, available cash, for the acquisition of five premium jack-up rigs announced by the Company on December 8, 2025 and for general corporate purposes, which may include debt service, capital expenditures, funding of working capital and potential mergers and acquisitions. Settlement of the Additional Notes is expected on or about December 19, 2025 and is subject to customary closing conditions.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

Forward-looking statements
The press release include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, including the expected closing date of the Additional Notes offering, the intended use of proceeds including the acquisition of five premium jack-up rigs and other non-historical statements.  These forward-looking statements are subject to numerous risks, uncertainties and assumptions, including risks relating to  the closing of the Additional Notes, risks related to the use of proceeds including the acquisition of five premium jack-up rigs and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2024. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on such forward-looking statements.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208